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                              Purchase Order Form

1. Identification of Parties From: Profit Financial Corporation, soon to be known as Wade Cook Financial Corporation with principal offices at 14675 Interurban Avenue South, Seattle, Washington, 98168, (Buyer). To: Applied Voice Recognition, Inc., with principal offices at 4615 Post Oak Place, Suite 111, Houston, Texas, 77027, (Seller).

2. Purchase. Please enter our purchase order for goods of the following description and quantity:

        10,000 units of a private label automated speech recognition system with continuous speech recognition integrated with IBM via voice or equivalent and a self-contained contact manager developed by Seller.
        Featuring:

    *   write a letter
    *   do a fax
    *   office memo
    *   new document
    *   calculator

3. Purchase Price. The purchase price of the goods, in accordance with your quotation, is $60.00 per unit for a total of six hundred thousand dollars ($600,000.00) and is not subject to change.

4. Marketing: The cover design, product name, and other marketing designs for the private label will be approved by WADE and/or its affiliates or authorized agent.

5. Delivery Instructions. The goods will be shipped to Buyer's warehouse at Shipping Department, 4479 South 134th Place, Seattle, Washington, 98168-6204, FOB Houston. The first shipment of 2,000 units will be delivered on or before November 15, 1997, the remaining 8,000 units will be delivered within 30 days of request by Buyer in a minimum of 2,000 unit increments.

6. Payment. The purchase price of the goods is to be $120,000 paid in advance with the remainder of the balance to be pre-paid as additional units are requested by Buyer.

7. Training Expenses. WADE will pay expenses for AVRI to come to Seattle and provide training to a group of up to 40 WADE employees and/or speakers.

8. Trainer. AVRI will train a designated trainer of the product at their headquarters.

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9.  Arbitration. All disputes, claims, and/or requests for specific contractual performance, or other equitable relief, or damages or any other matters in question between the parties arising out of this Agreement shall be submitted for arbitration, solely. Demand shall be made to the American Arbitration Association and shall be conducted in Houston, Texas by a one person arbitrator, unless the parties mutually agree otherwise. Arbitration shall be in accordance with the commercial rules of the American Arbitration Association. The award of the Arbitrator shall be final and judgment may be entered upon it in any court having jurisdiction thereof, and the prevailing party shall be entitled to costs and reasonable attorney's fees arising out of such arbitration.

10. Acceptance. A copy of this order must be signed by Seller under the word "Accepted" and returned immediately to Buyer.

11. Contract Complete. Only the terms and conditions set out in this Purchase Order shall constitute the agreement between Buyer and Seller. Seller may make no modification in those terms and conditions.

Dated: September 12, 1997

Profit Financial Corporation


/s/ Wade B. Cook, President
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By: Wade B. Cook, President


Accepted:
Applied Voice Recognition, Inc.


/s/ Timothy J. Connolly
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By: Timothy J. Connolly, Chairman and CEO